Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 24, 2007 which was adjourned to November 14, 2007. The following matters as presented below were voted upon by the Funds Stockholders.

						Affirmative	 Withheld
 								 Authority
Re-election of Julian Reid
Class I Director to serve until 2010		 14,328,250	  430,351

Re-election of Christopher Russell
Class I Director to serve until 2010		 14,320,294	  438,307

To approve the amendment to the fundamental
investment restriction on securities lending 	 11,324,520	  207,435

To approve the amendment to the fundamental
investment restriction on commodities and
commodity contracts				 10,984,554	  216,967

Ronaldo A. da Frota Nogueira, Richard A. Silver and Kesop Yun continue to serve as Directors of the Fund.